Exhibit 99.11

Date: March 31, 2010

CONSENT OF FRED H. BROWN

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2009 (the ‘Annual Report’), I, Fred H. Brown, CPG, independent consultant to Goldcorp Inc., hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents / reports:

1.	Resource and reserve estimates of the Peñasquito Mine;
2.	Technical report dated March 10, 2009, entitled “Peñasquito Project Technical Report, Concepcion del Oro District, Zacatecus State, Mexico” re-addressed to Silver Wheaton Corp.;
3.	The Annual Report;
4.	The Company’s Registration statement on Form S-8 (File No. 333-128128).

Yours truly,

/s/ Fred Brown
Fred H. Brown, CPG
Independent consultant to Goldcorp Inc.